CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2014

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2014	2013

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$113,830	$108,050
Total non-current assets		113,830	108,050

Current assets
Amounts receivable and prepaid expenses	4	1,177	6,663
Restricted cash	5	1,280	1,276
Cash and cash equivalents	5	12,561	25,795
Total current assets		15,018	33,734

Total Assets		$128,848	$141,784

EQUITY

Capital and reserves
Share capital	6	$389,227	$389,227
Reserves		61,686	58,649
Deficit		(329,282)	(313,948)
Total Equity		121,631	133,928

LIABILITIES

Non-current liabilities
Deferred income taxes		3,677	3,803
Total non-current liabilities		3,677	3,803

Current liabilities
Payable to a related party	7	216	459
Trade and other payables	8	3,324	3,594
Total current liabilities		3,540	4,053

Total Liabilities		7,217	7,856

Total Equity and Liabilities		$128,848	$141,784

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Income) Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2014	2013	2014	2013

Expenses
Exploration and evaluation expenses	10	$2,952	$246	$6,980	$645
General and administrative expenses	10	3,431	1,495	6,256	2,883
Share-based compensation	6 (b)	699	217	2,798	641
Loss from operating activities		7,082	1,958	16,034	4,169
Foreign exchange gain		(55)	(175)	(285)	(271)
Interest income		(48)	(265)	(289)	(489)
Loss before tax		6,979	1,518	15,460	3,409
Deferred Income tax		(108)	–	(126)	–
Loss for the period		$6,871	$1,518	$15,334	$3,409

Other comprehensive (income) loss
Items that may be reclassified subsequently to loss
Foreign exchange translation loss (gain)	6 (c)	4,164	(3,574)	(239)	(5,681)
Deferred income tax on investment	6 (c)	–	130	–	207
Other comprehensive loss (income) for the period		$4,164	$(3,444)	$(239)	$(5,474)

Total comprehensive loss (income) for the period		$11,035	$(1,926)	$15,095	$(2,065)

Basic and diluted loss per common share	9	$0.07	$0.02	$0.16	$0.04

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Notes	2014	2013

Cash flows from operating activities
Loss for the period		$(15,334)	$(3,409)
Adjustments for items not affecting cash or operating activities:
Depreciation		143	–
Deferred income tax recovery		(126)	–
Foreign exchange gain		(301)	(273)
Interest received on cash held		(156)	(249)
Interest receivable on loan prior to settlement	4	(133)	(240)
Loss on disposal of plant and equipment		59	–
Share-based compensation		2,798	641
		2,284	(121)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses		12	237
Amounts receivable from a related party		–	3
Trade and other payables		(178)	(8)
Payable to related party		(243)	(104)
		(409)	128

Net cash used in operating activities		(13,459)	(3,402)

Cash flows from investing activity
Interest received on cash held		156	249
Net cash from investing activity		156	249

Cash flows from financing activity
Common shares issued for cash on exercise of share purchase options		–	30
Net cash from financing activity		–	30

Net decrease in cash and cash equivalents		(13,303)	(3,123)
Effect of exchange rate fluctuations on cash held		69	(1)
Cash and cash equivalents at beginning of the period		25,795	27,537

Cash and cash equivalents at end of the period	5	$12,561	$24,413

Non-cash investing activities:
The Group received title to mineral claims in settlement of the loan receivable (notes 3 and 4)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
				Foreign
			Equity settled	currency
			share-based	translation	Investment
	Number of		payments	reserve	revaluation
	shares	Amount	reserve	(note 6(c))	reserve	Deficit	Total equity

Balance at January 1, 2013	94,999,764	$389,189	$50,784	$347	$(2)	$(311,425)	$128,893
Shares issued for cash on exercise of share purchase options	10,100	30	–	–	–	–	30
Fair value of options allocated to shares issued on exercise	–	8	(8)	–	–	–	–
Share-based compensation	–	–	641	–	–	–	641
Loss for the period	–	–	–	–	–	(3,409)	(3,409)
Other comprehensive income for the period net of tax	–	–	–	5,474	–	–	5,474
Total comprehensive income					–		2,065

Balance at June 30, 2013	95,009,864	$389,227	$51,417	5,821	$(2)	$(314,834)	$131,629

Balance at January 1, 2014	95,009,864	$389,227	$51,417	$7,234	$(2)	$(313,948)	$133,928
Share-based compensation	–	–	2,798	–	–	–	2,798
Loss for the period	–	–	–	–	–	(15,334)	(15,334)
Other comprehensive income for the period net of tax	–	–	–	239	–		239
Total comprehensive loss							(15,095)

Balance at June 30, 2014	95,009,864	$389,227	$54,215	$7,473	$(2)	$(329,282)	$121,631

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE- MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the period ended June 30, 2014, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations, and the underlying value and recoverability of the amounts shown for the Group’s mineral property interest, are entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at June 30, 2014, the Group has $12.6 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner and believes it will be able to meet corporate expenditure requirements and activities at the Pebble Project for the foreseeable future. Additional financing, which may include debt, equity or reliance on new joint venture partners, will be required to fund further exploration or development programs at the Pebble Project. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may have to reduce or curtail its operations.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharge of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies including review under the National Environmental Protection Act ("NEPA"). The Company, along with the State of Alaska, the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, have filed for an injunction to stop the EPA Action. The Company expects its legal rights will be upheld by the courts and that the Company will be able to apply for the necessary permits under NEPA without advance restrictions by the EPA.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2013, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accordingly, accounting policies applied other than as noted in (e) are the same as those applied in the Group’s annual financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

These Financial Statements were authorized for issue by the Audit and Risk Committee of the Board of Directors on August 13, 2014.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company and its subsidiaries and controlled entities listed below:

Ownership
	Place of		and voting
Name of Subsidiary	Incorporation	Principal Activity	Interest
U5 Resources Inc.	Nevada, USA	Holding Company[1]. Wholly-owned subsidiary of the Company.	100%
0796412 BC Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
3537137 Canada Inc.	Canada	Holding Company[2]. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership.	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership.	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of PLP.	100% (indirect)
Pebble West Claims Corporation.	Alaska, USA	Holding Company[3]. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Pebble East Claims Corporation.	Alaska, USA	Holding Company[3]. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Copper LLC.	Delaware, USA	Holds 100% of Kaskanak Inc. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Inc.	Alaska, USA	Holding Company[4].	100% (indirect)

1.	Holds the claims acquired from Liberty Star (note 3).
2.	Holds 20% of the Northern Dynasty Partnership. The Company holds the remaining 80%.
3.	Holds the Pebble Project claims.
4.	Holds the South Pebble, KAK and SP claims.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2013.

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

Effective January 1, 2014, the Group adopted the following amendments and interpretation:

•

Amendments to IAS 32, Financial Instruments: Presentation. The amendments clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of "currently has a legal enforceable right of set-off" and "simultaneous realization and settlement".

•

Amendments to IAS 36, Impairment of Assets. The amendments clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively.

•

IFRIC 21, Levies ("IFRIC 21"), provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation, and explicitly excludes from its scope outflows related to IAS 12, Income Taxes, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability is recognized only when the triggering event specified in the legislature occurs and not before. IFRIC 21 is effective retrospectively.

These amendments and interpretation did not impact the preparation of these Financial Statements given 1) the Group does not employ the use of financial instruments as contemplated; 2) the Group has not impaired non-financial assets; and 3) the Group is not currently subject to levies as defined in IFRIC 21.

(f)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for the Group’s financial year commencing on January 1, 2015

•	Amendments to IAS 19, Employee Benefits
•	Annual improvements to IFRS (2010 – 2012) and (2011 – 2013)
•	Amendments to IFRS 7, Financial Instruments – Disclosure
•	Amendments to IAS 16, Property, Plant and Equipment
•	Amendments to IAS 38, Intangible Assets
•	Amendments to IFRS 11, Joint Arrangements

The Group has not early adopted these revised standards and is currently assessing the impact, if any, that these amendments will have on the Group’s consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Effective for the Group’s financial year commencing on January 1, 2017

IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

The Company is currently evaluating the impact that IFRS 15 is expected to have on its consolidated financial statements.

Effective for the Group’s financial year commencing on January 1, 2018

IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss"impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early adoption permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its consolidated financial statements given the extent of its current use of financial instruments in the ordinary course of business.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

For the six months ended June 30, 2014, the Group’s exploration and evaluation assets comprised of the following:

	Mineral property		Plant and		Total
	interest		equipment
Cost
Beginning balance	$106,697		$1,222		$107,919
Additions during the period (b)	5,844		–		5,844
Disposals	–		(65)		(65)
Ending balance	$112,541		$1,157		$113,698

Accumulated depreciation
Beginning balance	$–	$		$
			–		–
Charge for the period	–		(143)		(143)
Eliminated on disposal	–		5		5
Ending balance	$–		$(138)		$(138)

Foreign currency translation difference	$261		$9		$270

Net carrying value – Ending balance	$112,802		$1,028		$113,830

Net carrying value – Beginning balance	$106,827		$1,223		$108,050

Mineral Property Interest

(a)        Pebble Project

The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. A wholly-owned subsidiary of Anglo American plc participated in the Pebble Partnership and provided approximately $595 million (US$573 million) in funding until its withdrawal in December 2013, when the Group reacquired a 100% interest in the Pebble Partnership and control of the Pebble Project.

(b)        Other Claims

The Group acquired mineral claims located to the west of the Pebble Project in 2010 for a cash payment of US$1,000,000 ($1,055) from Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"). The Group received further claims from Liberty Star in settlement for amounts advanced to Liberty Star (note 4).

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30	December 31
	2014	2013
Sales tax receivable	$75	$94
Amounts receivable	376	217
Loan receivable (a)	–	5,479
Prepaid expenses	726	873
Total	$1,177	$6,663

(a)	Loan Receivable

The loan receivable at December 31, 2013 comprised the amount advanced to Liberty Star in cash, expenditures incurred by the Group in relation to Liberty Star’s mineral claims in Alaska and interest accrued thereon (together, the "Loan") pursuant to a letter agreement dated June 2010 and subsequent amendments thereof (together, the "Letter Agreement"). The Loan accrued interest at 10% per annum, compounded monthly, and was secured by assets and mining claims owned by Liberty Star in Alaska, USA.

The following is a summary of the Loan until its settlement on March 27, 2014:

	March 27	December 31
	2014	2013
	(Settlement date)
Balance of the principal amount:
Cash advance (US$3,000,000)	$3,325	$3,191
Expenses incurred on behalf of Liberty Star (US$730,174)	810	776
Total principal amount receivable (US$3,730,174)	4,135	3,967
Accumulated accrued interest (March 27, 2014 - US$1,542,203;
December 31, 2013 - US$1,421,306)	1,709	1,512
Balance at settlement date/end of year
(March 27, 2014 - US$5,272,377; December 31, 2013 - US$5,151,480)	$5,844	$5,479

The Loan was advanced in conjunction with the acquisition of a mineral property interest (note 3) pursuant to the Letter Agreement, which contemplated a joint venture agreement whereby the Group, subject to an earn-in expenditure requirement, could acquire a 60% interest in certain of Liberty Star’s mineral claims adjacent to the mineral claims acquired. Liberty Star’s assets held as collateral for the Loan included, but were not limited to, these mineral claims.

In October 2012, as a joint venture agreement was not executed, the Group delivered a notice of repayment of the Loan to Liberty Star. In November 2012, the Group and Liberty Star negotiated a loan settlement agreement and an amendment thereto (together; the "Loan Settlement Agreement") whereby the Group agreed to extinguish the Loan in consideration for receiving title to certain of Liberty Star’s mineral claims (the "Settlement Claims") which were held as collateral for the Loan. Liberty Star, however, could not complete valid transfer of these claims to the Group as a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star. As a result and in accordance with the terms of the Loan Settlement Agreement, the Loan Settlement Agreement had not closed and the Group retained all its rights under the Letter Agreement. Accordingly, the Group continued to recognize the Loan as a financial asset. On March 27, 2014, all outstanding liens against the Settlement Claims were released and the Group extinguished the Loan and recognized the addition of the Settlement Claims in mineral property interest for the same amount (note 3).

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	June 30	December 31
	2014	2013
Business and savings accounts	$2,147	$7,334
Guaranteed investment certificates	10,414	18,461
Total	$12,561	$25,795

(b)	Restricted Cash

At June 30, 2014, restricted cash in the amount of US$1,200 ($1,280) (December 31, 2013 – $1,276) was held in the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken while the Pebble Partnership was subject to joint control of the Group and Anglo American (note 3(a)). This cash is not available for general use by the Group. The Group has a current obligation (note 8) to refund any unutilized balance upon the earlier of (i) sixty days from the date of completion of demobilization; and (ii) December 31, 2014.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2014, the authorized share capital comprised an unlimited (2013 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") outstanding for the six months ended June 30, 2014 and 2013:

	2014		2013
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of share options	options	($/option)	options	($/option)
Balance at beginning of period	3,735,700	4.13	7,611,530	7.00
Granted	5,675,100	1.59	–	–
Exercised (i)	–	–	(10,100)	3.00
Expired	(1,839,600)	5.12	(1,602,230)	7.72
Forfeited	(2,600)	1.77	(64,000)	4.26
Balance at end of period	7,568,600	1.99	5,935,200	6.85

(i)	On the date of exercise of the options during the period ended June 30, 2013, market price of the Company’s common shares was $3.15.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

For options granted during the six months ended June 30, 2014, the weighted average fair value was estimated at $0.77 per option (six months ended June 30, 2013 – $nil) and was based on the Black-Scholes option pricing model using the following assumptions:

Assumptions
Risk-free interest rate	1.53%
Expected life	4.55 years
Expected volatility	68%
Grant date share price	$1.47
Expected dividend yield	Nil

The following tables summarize information about the Group’s options outstanding at June 30, 2014 and 2013:

2014	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
	Number of	exercise	contractual	Number of	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.89	1,180,500	0.89	4.70	376,834	0.89	4.70
1.77	4,492,000	1.77	4.11	2,247,300	1.77	4.11
3.00	1,869,100	3.00	1.51	1,869,100	3.00	1.51
15.44	27,000	15.44	1.71	27,000	15.44	1.71
	7,568,600	1.99	3.55	4,520,234	2.29	3.16

2013	Options outstanding			Options exercisable
			Weighted			Weighted
			average		Weighted	average
		Weighted	remaining		average	remaining
	Number of	average	contractual	Number of	exercise	contractual
Exercise	options	exercise price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
3.00	2,130,800	3.00	2.38	2,130,800	3.00	2.38
5.00 – 5.35	1,643,000	5.01	0.58	1,643,000	5.01	0.58
7.59	876,000	7.59	1.91	876,000	7.59	1.91
11.55	125,000	11.55	2.94	125,000	11.55	2.94
15.44	1,160,400	15.44	1.25	1,160,400	15.44	1.25
	5,935,200	6.85	1.60	5,935,200	6.85	1.60

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Foreign Currency Translation Reserve

	Six months ended June 30
	2014	2013
Balance at beginning of period	$7,234	$347
Foreign exchange translation differences
Exchange gain on translation of the investment in the Pebble Partnership under joint venture	–	5,681
Exchange gain on translation of the Pebble Partnership as a foreign subsidiary	239	–
Total foreign exchange translation difference for the period	7,473	6,028
Deferred income tax on investment	–	(207)
Balance at the end of period	$7,473	$5,821

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results and net assets of the Pebble Partnership, which has a US dollar functional currency, into the Group’s presentation currency, the Canadian dollar. In 2013 the Pebble Partnership was under joint control until December 10, 2013 when the Group reacquired 100% interest therein. Until the change in control, the investment in the Pebble Partnership was accounted for under the equity method with the related tax effect recognized in other comprehensive loss.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details of transactions and balance with other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel ("KMP"), being directors and senior management including the Senior Vice President, Corporate Development, Vice President ("VP") Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership ("CEO of PLP"), Chairman of Pebble Mines Corp ("Chair of PMC") and Corporate Secretary, was as follows:

	Three months ended June 30		Six months ended June 30
Compensation	2014	2013	2014	2013
Payments to HDSI for services of KMP employed by HDSI (1)	$659	$615	$1,372	$1,149
Payments to KMP (2)	352	44	632	89
	1,011	659	2,004	1,238
Share-based compensation	512	88	1,999	230
Total	$1,523	$747	$4,003	$1,468

(1)	The Group’s executive directors and senior management (other than disclosed in (2)) are employed by the Group through HDSI.
(2)	The Group directly employs its independent directors, the CEO of PLP and the Chair of PMC. The payments represent short term employee benefits incurred including salaries and directors fees.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Transactions and Balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Three months ended June 30		Six months ended June 30
Transactions	2014	2013	2014	2013
Entity with significant influence (i)
Services rendered to the Group	$1,252	$964	$2,696	$1,948
Reimbursement of third party expenses incurred on behalf of the Group	162	168	460	398
Total paid by the Group	$1,414	$1,132	$3,156	$2,346

	June 30	December 31
Balances payable to related parties	2014	2013
Entity with significant influence over the Group (i)	$216	$459
Total	$216	$459

(i)

Hunter Dickinson Services Inc. ("HDSI"), a private company, provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

8.	TRADE AND OTHER PAYABLES

	June 30	December 31
Falling due within the year	2014	2013
Trade	$2,044	$2,318
Other (note 5 (b))	1,280	1,276
Total	$3,324	$3,594

9.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Loss attributable to common shareholders	$6,871	$1,518	$15,334	$3,409
Weighted average number of common shares outstanding (000s)	95,010	95,010	95,010	95,005

Diluted loss per share did not include the effect of 1,180,500 outstanding options that would be assumed to be exercised, as the average market price of the Company’s common shares during the period exceeded the option exercise price of $0.89 and this would be anti-dilutive i.e. the diluted loss per share would be reduced.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	EMPLOYMENT COSTS

The amount of salaries (1) and benefits included in expenses are as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Exploration and evaluation expenses	$1,297	$235	$2,775	$436
General and administration expenses	1,272	830	2,688	1,603
Share-based compensation	699	217	2,798	641
Total	$3,268	$1,282	$8,261	$2,680

(1)	Salaries include directors’ fees and amounts paid to HDSI (see 7(b)) for services provided to the Group by HDSI personnel.

11.	COMMITMENTS AND CONTINGENCIES

The Group has the following commitments as of June 30, 2014:

	2014		2015		2016
	(000s	)	(000s	)	(000s	)
Anchorage office lease (i)	US$ 233		US$ 477		US$ 407
Anchorage other leases (ii)	72		84		–
Illiamna site leases (iii)	390		260		–
Total	US$ 695		US$ 821		US$407
Total in Canadian dollars (iv)	$ 742		$ 876		$ 434

(i)	The initial 5 year lease term expires on October 31, 2016.
(ii)	Lease term expires on July 31, 2015.
(iii)	Lease for site accommodation and facilities, term expires on April 30, 2015.
(iv)	Converted at closing rate of $1.0670/US$ on June 30, 2014, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent of approximately US$218 ($233). The term of the sub-lease expires on October 31, 2016.